

Mail Stop 4631

August 18, 2020

Shy Datika
President
INX Limited
Unit 1.02, 1st Floor 6 Bayside Road
Gibraltar, GX11 1AA

>      **Re:     INX Limited**
>      **Amendment No. 10 to Registration Statement on Form F-1**
>      **Filed August 12, 2020**
>      **File No. 333-233363**

Dear Mr. Datika:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2020 letter.

Prospectus Summary, page 1

1.      Please add a section to your Prospectus Summary listing the states in which you expect to be qualified to offer and sell INX Tokens at the commencement of the offering, as well as the states in which purchasers will be qualified to resell their INX Tokens. Please also disclose whether you will expand your offering to additional states after effectiveness, and whether you need to maintain any state registrations of INX Tokens in order for purchasers to resell their INX Tokens, including your obligation or intention to do so. Please further outline the suitability standards which may or may not apply, either to purchasers in your offering or in the secondary market, based on an investor's state of residence and address the impact of the aforementioned issues on the liquidity for INX Tokens. Please make conforming revisions on pages 34 and 119, as applicable.

The Offering

Rights of INX Token Holders Upon an Insolvency Event, page 13

2.    Please prominently disclose that INX Token holders do not have a perfected security interest in either the Cash Fund, or their Pro Rata Portion of the Distributable Amount of your Cumulative Adjusted Operating Cash Flow.  As such, please further disclose that there is no guarantee that an INX Token holder will receive any funds whatsoever following an Insolvency Event.  Please make corresponding revisions on pages 33 and 107.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Fiscal Years Ended December 31, 2019 and 2018

Financial liabilities at fair value through profit or loss - INX Token liability, page 48

3.    Please revise your disclosure to clearly indicate that the $1.2 million valuation of the tokens for your 18.8 million tokens is a value significantly less ($0.06/token) than the offering price of $0.90 per token.  Your revised disclosure should bridge the gap between the different valuations and how both valuations were determined.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters.  Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance